March 16, 2017

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Saratoga Investment Corp.
Registration Statement on Form N-2
(File No. 333-216344)

Dear Mr. Minore:

Pursuant to your request, we are writing to confirm that on February 28, 2017, Saratoga Investment Corp. (the “Company”) filed a Registration Statement on Form N-2 (File No. 333-216344) (the “Registration Statement”). In reliance upon Rule 429 under the Securities Act of 1933, the Registration Statement carried over previously registered and unsold securities by the Company under a registration statement on Form N-2 (File No. 333-215611) (the “Prior Registration Statement”).

The Registration Statement was declared effective on March 13, 2017, and as a result, any offering contemplated under the Prior Registration Statement shall be deemed terminated as of such date.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Payam Siadatpour, Esq.